SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 29, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Management Discussion and Analysis, Chief Executive Officer and Chief Financial Officer Certifications and Audited Consolidated Financial Statements and for the year ended August 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James E. Sinclair”

Date:   November 29, 2006

James E. Sinclair,

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

Years ended August 31, 2006 and 2005

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2006 and 2005.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD& A is November 28, 2006.

Overall Performance

As of August 31, 2006 the Company had Current Assets of $3,432,000 as compared to $1,596,000 on August 31, 2005.  The increase of $1,836,000 in current assets is mainly attributed to increases in cash and cash equivalents. Mineral Properties and Deferred Exploration costs amounted to $20,593,948 as of August 31, 2006, which is comparable to costs of $19,740,000 as of August 31, 2005. The costs include gross expenditures of $2,865,000 (2005-$1,817,000) expended this year. The Company recovered $320,000 of exploration costs from its option partners in 2006 and $301,000 in 2005. The Company has also recorded a write-down in 2006 of $1,690,000 (2005 - $1,630,000) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares.  During 2006, the Company raised $6,494,000 (2005 - $3,508,000) through the issuance of share capital and share subscriptions.

Corporate Strategy and Objectives

Management’s primary mandate is to implement and refine on an ongoing basis an exploration and investment framework that will produce unencumbered royalty income for the Company from gold and other mineral projects in Tanzania.

The premise behind our royalty strategy is that we can discover gold at a much lower unit cost through exploration as opposed to purchasing gold production royalties on the open market.

The Discovery Process

The Company intends to generate royalty income by discovering economic concentrations of mineralization by way of partnership arrangements with both senior and junior companies, through exploration for its own account, or by way of acquisitions, mergers and strategic relationships with other companies.

The practical means of achieving royalty income through exploration encompasses the careful application of in-house geological expertise and our in-depth knowledge of the Tanzanian minerals industry.

Our exploration methodology involves the definition of mineral potential on a property employing both standard and proprietary evaluation techniques. These techniques typically include the gathering of soil geochem and biogeochem samples, the utilization of ground and airborne geophysics, the initiation of trenching programs, and the completion of rotary drilling to establish mineral potential in bedrock.

Royalty Agreements

Following the establishment of exploration potential, the Company enters into confidentiality agreements (CA’s) with qualified parties who would then be offered the right to option 100% of the property under specific terms including advanced and post production royalty payments. Underpinning this entire strategy is our policy of maintaining low risk, non-dilutive royalty interests in mineral projects with long-term production potential.

In general, the purchase of royalty interests on the open market involves either the issue of equity (shares) to the seller or payment for the royalty through loans from banks and/or secondary lenders. As mineral explorers, the potential to generate ongoing royalty income remains virtually unlimited and is a function of our ability to produce tangible exploration successes, namely the establishment of gold reserves or resources in the ground.

On the other hand, the opportunity to purchase royalties today on the open market is extremely limited given the fact there are few new production sources coming on line. Also, whatever royalties are likely to be available will become extremely expensive.

A gold royalty company derives its income from passive (non-operating) interests in mining operations that provide the royalty holder with the right to garner revenue from the project in cash or in physical product (gold) after deducting smelter costs.

What the Company seeks to avoid by going the royalty route is exposure to non-recourse loans which are popular in the minerals industry as a means of funding new mine development. The non-recourse nature of such loan facilities, we believe, is generally based on derivative debt and therefore carries risks that are unacceptable to us.

The Company’s decision to pursue royalty income as opposed to percentage operating interests in new production is further based on escalating costs for new mine development along with the high cost of energy which is the largest single component in mine operating costs. None of these factors would have any impact on the Company’s expected revenue stream from its royalty interests because they are based on a fixed percentage of metal sales after refining costs.

The Company’s royalty agreements include strict payment schedules that specify escalating rental payments that coincide with exploration expenditures incurred by our partners over the life of our agreements. All expenses incurred directly by the Company (usually from early-stage exploration) are generally repaid at full feasibility followed by royalties at production. Rental payments derived from our option agreements under accounting guidelines enters our financial statements as a return of expense and not as income at that specific time.

When a property is dealt to a third party under a formal option agreement, the expense obligation to the Company (usually for exploration) for that particular property either falls to zero or is negligible.

Financial Company Structure

The final character of our business plan is structured to reflect the financial nature of the Company’s operations. Management expects to see the Company produce income growth based on escalating gold prices – given the fact we have a fixed floor and ceiling in our royalty agreements – and trade at a premium in the marketplace as a proxy for inflation.

Property Acquisitions and Abandonments

We have within this reporting period entered into one new option agreement.  Properties are acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements.

At the present time, we have five mineral licenses dealt to Barrick Gold and Northern Mining Explorations. The Company currently holds 121 mineral licenses in Tanzania covering more than 10,762 square kilometres. All of these holdings are located in and around the world-class Lake Victoria Greenstone Belt and Kabanga/Kibara Nickel Belt regions in Tanzania.

Subsequent Events

The Company entered into a Purchase and Sale Agreement (the “Agreement”) with Ashanti Goldfields Cayman Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti in a transaction valued at US$900,000.

The price of the acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company, in two tranches and subject to certain conditions set out below.

The two tranches will consist of (i) the issuance and allotment of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance and allotment to Ashanti of 20,006 common shares of the Company.

Exploration Summary

The logistical and cost benefits associated with owning our own multi-purpose drill rig became readily apparent following a break-in period of several months when mechanical deficiencies were resolved and the performance of drill crews and equipment reached normal levels.

Gold Exploration Activities

•

Luhala Project

With the drill rig fully operational, the Company was able to focus its fiscal and human resources primarily on the Luhala Gold Project, the most advanced property in our large exploration portfolio.

Luhala comprises six exploration licenses totaling 76 square kilometers and is strategically located 100 kilometres east-south-east of the Geita gold mine. Extensive surface gold mineralization has been discovered within the Kisunge-Shilalo target area which comprises three hills: Kisunge, Shilalo West and Shilalo South. This area is the main focus of our exploration activities at the present time.

In December 2005, the Company announced initial results from a 29 hole drill program (Reverse Circulation/Rotary Air Blast) (“RC”/”RAB”) at Luhala that significantly expanded the resource potential on the property.

During this phase of drilling, a specific emphasis was placed on determining the structural controls on the higher grade mineralization, producing a 3-D model of the mineralization for follow-up in 2006.

RC results from Kisunge East included 6.0 metres grading 4.45 g/t (grams per tonne) and 4.0 metres averaging 7.05 g/t. One hole in Kisunge West returned 12 metres grading 3.01 g/t while another in Kisunge East returned 7.0 metres at 2.66 g/t.

The remaining results (15 holes) from this program were reported in January 2006. Most of the holes concentrated on the main mineralized zone at Kisunge Hill along drill fence lines ranging from 20 to 40 metres apart, with drill hole spacing averaging 25 metres. One of the holes was drilled at the new Kiginga target, a new discovery made in late 2005. The mineralization at Kiginga forms a series of flat lying, stacked shears within an intermediate volcanic tuff. Thin quartz veins and hematite alteration are common occurrences within the shear zones.

A Phase 4 drill program was initiated at Luhala in February 2006, with the first results reported shortly thereafter in March. The drill program included 40 RC holes, representing some 2,519 metres of drilling within the Kisunge Central, West, Northeast and Southeast Zones. The Kisunge Central and West Zones were found to combine to form the Kisunge Central Zone.

Drilling of the Kisunge East Zones confirmed the presence of a higher grade zone of rocks that extends from the Kisunge Northeast Zone to west of the Kisunge Southeast Zone. These rocks form a steeply plunging anti-clinorium, a regional fold (bend) structure that is composed of smaller folds. This whole zone was subsequently referred to as the Kisunge Main Zone.

Among the better results returned from the Kisunge Central Zone were 4.0 metres of 6.0 g/t and 5.0 metres grading 5.18 g/t. Notable results from the Kisunge Main Zone included 7.0 metres averaging 6.83 g/t and 5.0 metres grading 5.18 g/t.

Results from the Phase 5 drill program were released in April 2006 and confirmed that the Kisunge Main Zone hosted anomalous gold values along a strike length of 1,200 metres, excluding a zone some 200 metres wide where a barren dyke cut across the mineralized trend.

The holes in the Main Zone were designed to intersect and test the gold potential in the most prospective stratigraphic package (rock unit) at a shallow depth as no trenching had been conducted in this area before to establish near-surface mineral potential.

The best values from the Kisunge Main Zone in Phase 5 included 4.0 metres averaging 5.69 g/t along with 3 metres grading 3.29 g/t.

A Phase 6 drill program was completed in April 2006 and included 15 RC drill holes representing some 986 metres of drilling. All the RC holes were drilled in the Main Zone as no access was available to further test the Kiginga anomaly due to heavy rainfall. Three holes were drilled on the eastern limb of the Main Zone and 12 holes on the southern limb. Among the better values reported were: 3.0 metres of 2.50 g/t, 2.0 metres grading 2.39 g/t and 6.0 metres averaging 2.35 g/t.

A Phase 7 drill program was completed in August 2006 with the results reported immediately after the Company’s fiscal year end. This particular phase consisted of nine diamond drill holes aggregating some 991 metres, all of which tested the eastern limb of the Kisunge Main Zone.

Because diamond drilling produces a cylindrical core sample, invaluable structural information was obtained during this program which showed the gold deposit to have a shallow dip that will require further RC drilling for definition purposes. Some of the most notable results from this program included 3.0 metres @ 7.89 g/t, 2.44 metres averaging 3.90 g/t and 1.44 metres @ 10.95 g/t.

•

Kibara Project

Significant assay results were received from a trenching program on the Company’s Kibara Gold Project, with 20 samples returning values exceeding 1.22 g/t gold. In addition to the gold values, encouraging copper and silver assay results were received from the trenching program. Seventeen samples returned values greater than 1% Cu, nine samples returned values greater than 5% Cu, and four values were above 10% Cu. Silver values ranged from detection levels to 87 g/t (2.5 oz/ton).

•

Tulawaka

In October 2005, Northern Mining Explorations Ltd. (MDN) announced a significant gold discovery on a Prospecting License (PL) held under option from the Company in the Tulawaka region of Tanzania.

The Tulawaka region is interpreted to be within the western extension of the Sarama-Rwamagaza greenstone belt which is now believed to have a much larger extent than had been assumed from historic maps and related databases.

Until recently, virtually no systematic exploration had been conducted in this area by exploration companies even though this region of the Lake Victoria goldfields remains the only one still potentially hiding near surface major gold targets that have not yet been discovered.

There are currently four Prospecting Licenses held under option agreement with MDN, two of which are in Tulawaka.

The MDN drill program tested three targets, two of which revealed significant gold intersections including a 9.0 metre intercept grading 7.27 g/t gold and 4.0 metres averaging 13.34 g/t.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometres and across a width of 0.3 kilometres. The target evaluated in the drill program was previously unknown and still remains open along strike and at depth.

Subsequent to this event, MDN announced details of the Isozibi discovery which is located about 17 kilometres northwest of the Tulawaka gold mine’s process plant. The Isozibi discovery is known to extend for approximately 1.0 kilometre along strike and across a width of 0.9 kilometres. The previously unknown gold occurrence is associated with fracture zones in iron formations, a particularly attractive environment for the emplacement of gold deposits.

The Isozibi discovery was tested by seven drill fences comprising 26 Reverse Circulation (RC) drill holes for a total of 2,582 metres. Among the most significant drill intersections from this initial drill program were 2.0 metres averaging 4.4 g/t and 1.0 metre grading 3.25 g/t.

Follow-up drilling is planned for the above-mentioned properties to further investigate the gold mineralization discovered so far.

On November 15, 2006, MDN announced significant assay results from the RC drill program they carried out on the Viyonza Zone, which includes the Nyantimba license optioned from the Company.

•

Itetemia

The Itetemia property hosts the Golden Horseshoe Reef (GHR) where gold mineralization occurs primarily within two discrete gold zones, the South and North zones. The GHR is situated on a sub-parallel structure immediately to the east of Barrick's Bulyanhulu gold mine.

In mid-2006, the Company completed four diamond drill holes on the Itetemia Project with one of the better holes returning 2.5 metres grading 6.13 g/t and 4.0 metres averaging 6.75g/t. Another hole returned an even higher grade intercept of 4.0 metres grading 11.1 g/t.

The drill program succeeded in confirming the existence of a continuous good-grade pay shoot at GHR down to a depth of 450 metres, representing a total down plunge distance of 550 metres.

Kimberlite (Diamond) Exploration

Ground magnetic surveys were completed on kimberlite targets in the Mwadui, Igunga and Nzega Project areas in September 2005 and these targets were subsequently tested by a RAB drilling program a short time later in November 2005.

Five previously known kimberlite bodies were intersected at Mwadui along with two new pipes. In addition, two brand new kimberlite pipes were discovered at Igunga and another two at Nzega for a grand total of 11. One of the pipes at Nzega occurs close to artisanal diamond activity for alluvials in a nearby river bed.

Subsequent testing confirmed that a range of diamondiferous kimberlite indicator minerals including G10 and G3 garnets were identified in four kimberlite pipes on its Nzega and Igunga Project Areas. Based on the probed results from the kimberlites at Igunga and Nzega, both project areas have potential to host diamondiferous kimberlites.

Outlook

The Company expects to maintain exploration expenditures at levels well above historic averages given the extent of its property holdings and the advanced stage nature of several of its properties. The purchase of a new drill rig and the integration of biogeochemical techniques into our exploration methodology is expected to optimize the Company’s ability to evaluate targets in a cost effective and efficient manner. More targets are planned to be examined compared to the prior year and exploration expenditures will reflect the increased level of activity.

As in the past, the majority of this exploration work is expected to be funded from private placements by James E. Sinclair, Chairman and CEO of the Company.

Selected Annual Information

	2006 August 31	2005 August 31	2004 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($4,326,722)	($2,931,063)	($1,616,364)
Basic and diluted loss per share	($0.05)	($0.04)	($0.02)
Total assets	$24,891,967	$22,257,683	$22,092,373
Total Long Term Financial Liabilities	$121,739	$175,011	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

The loss before income tax in 2006 was $4,327,000; a $748,000 increase from last year’s loss before income taxes of $3,579,000. The major reason for the higher loss before income taxes in 2006 was due to increases of write off of Mineral properties and deferred exploration costs of $60,000, professional fees of $338,000 and $134,000 in stock-based compensation expense.  During the year, professional fees increased as the Company was engaged in litigation which amounted to $243,000; year end audit fees increased by $40,000 and legal fees relating to the issuance of the RSUs was approximately $50,000.  Property investigation costs decreased to $24,000 from $134,000 due to a concentrated effort in drilling properties owned.  The 2006 foreign exchange loss of $140,000 is consistent with that of 2005.  Net interest earned was $23,000 for the year ending August 31, 2006, an increase of $34,000 from 2005 due to higher cash balances in 2006.  The increase in Transfer Agent and Listing fees from $140,000 for the year ended August 31, 2005 to $205,000 is largely due to the listing on the American Stock Exchange.  The increase in Salaries and Benefits from $691,000 for the year ending August 31, 2005 to $765,000 for the current year is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive with local salary scales.

The Company recorded a non-cash future income tax recovery of $647,565 during the year ended August 31, 2005 due to additional tax basis accumulating in Tanzania in excess of the carrying value of mineral properties and deferred exploration costs.  No such recovery was recorded in the current year, resulting in a loss for the year of $4,327,000 compared to a loss of $2,931,000 in the prior year.

Summary of Quarterly Results

	2006 August	2005 August	2006 May	2005 May	2006 February	2005 February	2005 November	2004 November
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,905,777)	($869,982)	($1,225,384)	($494,192)	($792,635)	($1,770,430)	($402,926)	($444,024)
Basic and diluted loss per share	$0.023	$0.010	$0.014	$0.006	$0.009	$0.021	$0.005	$0.005

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters ending February 2005 and August 2006.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties is not deferred but rather is expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company issued 956,701 shares in Private Placement tranches with Mr. Sinclair, Chairman and CEO of the Company in consideration for cash received of $5,077,807 ($813,828 of which was received in the prior year).  In addition the Company received $750,000 for share subscriptions for which shares are to be issued subsequent to August 31, 2006.  In addition, the Company completed a US$1.25 million private placement with Guild Management, Inc. for 215,820 shares.  The Company also received $229,675 for 292,500 options that were exercised.  On November 16, 2006 the seventh tranche of the $3 million private placement with Mr. Sinclair was completed and 54,058 shares were issued.

As of August 31, 2006 the Company’s working capital was $2,838,000 as compared to $1,389,000 on August 31, 2005.  Also, as the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	$15,000	$15,000	Nil	Nil	Nil
Capital Lease	US$172,695(2)	US$44,829	US$89,658	US$38,208	Nil

(1)

Expires on April 30, 2007.

(2)      Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing a prospecting licence is issued for a period of up to three years and they are renewable two times for a period up to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licenses granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$2,951,500	$347,500	$804,000	$885,000	$415,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the "New Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended August 31, 2006, $190,887 was paid or payable by the Company to certain directors or entities affiliated with the directors, compared to $44,813 in 2005.  Directors were paid $90,687 (2005 - $92,986) for director fees.

Restricted Stock Unit Plan

A Restricted Stock Unit Plan (the “RSU Plan”) was approved by the shareholder’s at the Annual Meeting held February 27, 2006.  The Board of Directors has recently implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  Annual compensation for outside directors is $50,000 per year, plus $5,000 per year for serving on Committees, plus $2,500 per year for serving as Chair of a Committee.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs during the fiscal year ended August 31, 2006.

Fourth Quarter

Net loss for the fourth quarter was $1,906,000 versus $870,000 for the same period in the previous year.  The primary reason for the increase in the loss was the write-off of mineral properties in 2006 in the amount of $1,080,000 compared to write-off of $181,000 in the fourth quarter of 2005.  Professional fees were $302,000 for the fourth quarter 2006 compared to $57,000 in 2005.   The fees include accrual for Audit of $80,000, legal fees of $150,000 and legal fees relating to Kigosi of $30,000.  The loss also included the RSU stock based compensation costs of $134,000 in the fourth quarter 2006.  The loss is partially offset by a decrease in the property investigation cost of $47,000 and a decrease in Foreign exchange loss of $121,000. Other areas requiring the use of estimates include the determination of stock-based compensation expense and future income taxes.

Changes in Accounting Policies including Initial Adoption

During the year ended August 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations”  The adoption of this accounting policy had no effect on the consolidated financial statements and there have been no other changes in accounting policies which effect the August 31, 2006 Consolidated Financial Statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 86,295,133 common shares outstanding. In addition, there were 75,000 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

The Company commenced an action to protect against statements of defamation from being posted on internet chat sites.  As at August 31, 2006 the litigation was settled satisfactorily.  There are no other legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out.  Based on this evaluation, we have concluded that our disclosure controls and procedures are effective to ensure that (a) information required to be disclosed is  recorded, processed, summarized and reported in a timely manner and  (b) the information disclosed in the reports that we file or submit is  accumulated and communicated to management to allow timely decisions regarding required disclosure.

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended August 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located while  additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Consolidated Financial Statements

(Expressed in Canadian dollars)

TANZANIAN  ROYALTY  EXPLORATION  CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Years ended August 31, 2006, 2005 and 2004

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Tanzanian Royalty Exploration Corporation

  (formerly Tan Range Exploration Corporation)

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (formerly Tan Range Exploration Corporation) as of August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

November 3, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

August 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$3,174,549	$1,395,468
Accounts and other receivables (note 8)	18,824	77,677
Inventory	158,380	49,934
Prepaid expenses	80,457	73,273
	3,432,210	1,596,352

Mineral properties and deferred exploration costs (note 3)	20,593,948	19,739,275

Equipment and leasehold improvements (note 4)	865,809	922,056

	$24,891,967	$22,257,683

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$559,312	$172,812
Current portion of obligations under capital lease (note 5)	34,625	34,634
	593,937	207,446

Obligations under capital lease (note 5)	121,739	175,011

Shareholders’ equity:
Share capital (note 7)	51,397,278	44,839,796
Share subscriptions received (note 7(b))	750,000	813,828
Contributed surplus	134,133	-
Deficit	(28,105,120)	(23,778,398)
	24,176,291	21,875,226

	$24,891,967	$22,257,683

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (notes 3(c) and 10)

See accompanying notes to consolidated financial statements.

1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

	2006	2005	2004

Expenses:
Amortization	$96,694	$88,981	$54,643
Annual general meeting	94,097	36,299	21,894
Capital tax	-	3,243	(46,052)
Consulting and management fees	177,771	139,054	140,099
Insurance	105,729	97,412	65,744
Memberships, courses and publications	6,889	649	6,551
Office and administration	92,071	76,022	82,643
Office rentals	61,972	65,760	103,134
Press releases	89,844	41,814	23,642
Printing and mailing	35,794	46,220	19,266
Professional fees	484,653	147,333	201,167
Promotions and shareholder relations	63,026	12,495	8,408
Salaries and benefits	765,173	691,059	604,368
Stock-based compensation	134,133	-	-
Telephone and fax	21,261	29,407	29,592
Training	-	18,756	14,433
Transfer agent and listing	204,795	140,166	68,895
Travel and accommodation	60,565	36,881	40,284
	2,494,467	1,671,551	1,438,711

Other expenses (earnings):
Foreign exchange	139,856	134,650	(48,630)
Interest, net	(22,262)	11,488	(30,626)
Loss (gain) on sale of asset	-	(93)	12,692
Gain on sale of short-term investments	-	(2,527)	(10,774)
Property investigation costs	24,259	133,627	254,991
Write-off of mineral properties and deferred exploration costs (note 3)	1,690,402	1,629,932	-
	1,832,255	1,907,077	177,653

Loss before income taxes	(4,326,722)	(3,578,628)	(1,616,364)

Future income tax recovery	-	647,565	-

Loss for the year	(4,326,722)	(2,931,063)	(1,616,364)

Deficit, beginning of year	(23,778,398)	(20,847,335)	(19,230,971)

Deficit, end of year	$(28,105,120)	$(23,778,398)	$(20,847,335)

Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.02)

Weighted average number of shares outstanding (note 2(k))	85,666,361	83,387,939	81,056,126

See accompanying notes to consolidated financial statements.

2

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):

Operations:
Loss for the year	$(4,326,722)	$(2,931,063)	$(1,616,364)
Items not affecting cash:
Amortization	96,694	88,981	54,643
Stock-based compensation	134,133	-	-
Loss (gain) on sale of asset	-	(93)	12,692
Gain on sale of short-term investments	-	(2,527)	(10,744)
Write-off of mineral properties and deferred exploration costs	1,690,402	1,629,932	-
Future income tax recovery	-	(647,565)	-
	(2,405,493)	(1,862,335)	(1,559,773)
Changes in non-cash working capital
Accounts receivable and other receivables	58,853	(16,642)	(16,747)
Inventory	(108,446)	(49,934)	-
Prepaid expenses	(7,184)	(36,362)	(490,529)
Accounts payable and accrued liabilities	386,500	26,140	(312,328)
	(2,075,770)	(1,939,133)	(2,379,377)

Investing:
Mineral properties and deferred exploration costs (note 3)	(2,865,096)	(1,817,102)	(1,512,784)
Option payments received and recoveries	320,021	301,191	331,934
Equipment and leasehold improvement additions	(40,447)	(140,403)	(40,660)
Sale (purchase) of short-term investments, net	-	417,728	521,763
Proceeds on disposal of asset	-	2,653	-
	(2,585,522)	(1,235,933)	(699,747)

Financing:
Share capital issued - net of issuance costs	5,743,654	2,694,325	2,596,500
Share subscriptions received	750,000	813,828	-
Repayment of obligations under capital lease	(53,281)	(5,067)	-
6,440,373		3,503,086	2,596,500

Increase (decrease) in cash and cash equivalents	1,779,081	328,020	(482,624)

Cash and cash equivalents, beginning of year	1,395,468	1,067,448	1,550,072

Cash and cash equivalents, end of year	$3,174,549	$1,395,468	$1,067,448

Supplementary information:
Interest received (paid), net	$22,262	$(11,488)	$50,382
Non-cash transactions:
Purchase of automotive equipment by way of capital lease	-	214,712	-
Deposit paid in 2004 for drilling equipment purchased in 2005	-	484,978	-
Shares issued in current year for subscriptions received in prior year	813,828	-	-

See accompanying notes to consolidated financial statements.

3

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the “Company”) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2006 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $3,000,000 from its chairman and chief executive officer (“CEO”) (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations and deficit.

	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.

4

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(d)	Short-term investments:

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments.  Short-term investments are stated at the lower of cost and market value.

	(e)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(f)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining

5

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

properties is required.

6

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(f)	Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(g)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(h)	Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new standards have been applied prospectively.  All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units is determined as the market price of the Company’s shares on the grant date as determined for accounting purposes.

7

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(j)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2006 and 2005.
(k)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

8

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):
	(l)	Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value due either to the short-term to maturity or the existence of interest rates that approximate market rates.

	(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs, the determination of stock-based compensation expense and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(n)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

9

TANZANIAN ROYALTY EXPLORATION CORPORATION

(formerly Tan Range Exploration Corporation)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2006, 2005 and 2004

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	$ 930,242	$ 1,044,912	$ 642,450	$ 408,702	$ 18,672,446
	Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
	Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
	Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
	Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
	Property option costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
	Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
	Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
	Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
	Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
		1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

	Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296
	Exploration expenditures:
	Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
	Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
	Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
	Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
	Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
	Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
	Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
	Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
		(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
		6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
	Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

	Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	$ 6,393,041	$ 4,079,789	$ 1,748,284	$ 2,826,034	$ 1,077,512	$ 955,269	$ -	$ 762,709	$ 486,601	$ 2,264,709	$ 20,593,948

10

3.	Mineral properties and deferred exploration costs (continued):
The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2006 and concluded that additional write-downs of $1,690,402 are required.
	(a)	Itetemia Project:
The Itetemia property consists of seven (2005 - seven) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 thereafter.
One of the licenses is subject to the option agreement with BEAL (note 3(k)).
	(b)	Luhala Project:
The Luhala property consists of six (2005 - eight) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$132,000, and for Sima, has made payments totalling US$84,000 in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
During the year ended August 31, 2006, the Company abandoned certain licenses in the area and wrote off $37,993 of costs related to the abandoned area.
	(c)	Kigosi:

The Kigosi property consists of fourteen (2005 - fifteen) prospecting licences.  During the year ended August 31, 2004, the Company reclassified certain licenses from the Ushirombo and Ushirombo West with deferred costs of $286,762 (note 3(g)) to the Kigosi property.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other twelve licences.  The Company must make payments totalling US$162,000 over eight years (US$36,000 paid to date with the balance required as follows:  2006 - US$16,000; 2007 - US$18,000; 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi (continued):
During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote off $34,401 of costs related to the abandoned area.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners.  During the year ended August 31, 2006, Ashanti advised the Company that they would not proceed with this agreement.

As a result, the Company entered into a Purchase and Sale Agreement dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below. The two tranches will consist of (i) the issuance of 160,052 common shares to be issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.

The agreement is subject to regulatory approval.
	(d)	Lunguya:

The Lunguya property consists of eight (2005 - seven) prospecting licences.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the eight licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of ten (2005 - eleven) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$30,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$33,000 paid to date) over nine years.  The Company has options to acquire a 65% interest in the other seven licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

		In 2005, the Company entered into an agreement on two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$36,000 paid to date).
		Details by year of the required option payments described above are as follows:

		2007	US$	43,000
		2008		47,000
		2009		51,000
		2010		55,000
		Thereafter		95,000

			US$	291,000

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $291,480 of costs related to the abandoned area.
	(f)	Tulawaka:

The Tulawaka property consists of nine (2005 - fifteen) prospecting licences.  The Company owns five of the licences and has options to acquire interests ranging from 65% to 90% in the other four licences through prospecting and option agreements.  Two licences are subject to an option agreement with Northern Mining Explorations Ltd. (“Northern”) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over nine years, (US$30,000 paid to date with the balance required as follows:  2007 - US$12,000; 2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $423,377 of costs related to the abandoned area.

3.	Mineral properties and deferred exploration costs (continued):
	(g)	Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of four prospecting licences (2005 - twelve).  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2006, the Company abandoned certain licences in the area and wrote-off $363,970 of costs related to the abandoned area.
	(h)	Mbogwe:

The Mbogwe property consists of five (2005 - four) licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.  One of the licences is subject to the option agreement with BEAL (note 3(k)).

	(i)	Biharamulu:

The Biharamulu property consists of six (2005 - five) prospecting licences.  The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all exploration costs of the properties.  Two of the licences are subject to the option agreement with Northern (note 3(l)).

	(j)	Other:

The Company’s other properties consist of several prospecting licences.  The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2007	$ 286,500
		2008	319,500
		2009	317,500
		2010	348,500
		2011	354,500
		Thereafter	349,000

			$ 1,975,500

		During the year ended August 31, 2006, the Company abandoned certain licences in these areas and wrote-off $539,181 of costs related to the abandoned area.

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

Barrick Exploration Africa Ltd. ("BEAL") had the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence (US$50,000 paid to date):

		December 2005	US$	40,000
		December 2006 and subsequent years		40,000

		The Company has received from BEAL notices of relinquishment for all rights, titles, and interests for a total of ten prospecting licenses included in the option agreement.
		As at August 31, 2006, of the two remaining prospecting licences in the BEAL project, one licence is located in Mbogwe and one in Itetemia.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

	(l)	Option Agreement with Northern Mining Explorations Ltd. (“Northern”):

On January 20, 2003, as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  In exchange for this option, Northern paid US$80,000.  In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

3.	Mineral properties and deferred exploration costs (continued):
	(l)			Option Agreement with Northern Mining Explorations Ltd. (“Northern”) (continued):

On September 7, 2004, the Company entered into a second option agreement with Northern, granting Northern the exclusive option to acquire the total rights, titles, and interest of the Company in certain prospecting licenses all located in the Tulawaka area.  In exchange for this option, Northern is required to make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, and undertake all obligations of the Company in respect of the licenses.  Upon exercise of the option, the Company shall retain a net smelter royalty fluctuating between 0.5% to 2% depending on the price of gold.

	As at August 31, 2006, of the four prospecting licences optioned to Northern, two are located in Biharamulu and two are located in Tulawaka.

4.	Equipment and leasehold improvements:

	2006	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$55,185	$509,126
	Automotive under capital lease	214,712	22,678	192,034
	Automotive	143,715	103,805	39,910
	Computer equipment	104,961	74,800	30,161
	Machinery and equipment	157,171	64,508	92,663
	Leasehold improvements	6,873	4,958	1,915

		$1,191,743	$325,934	$865,809

	2005	Cost	Accumulated amortization	Net book value

	Drilling equipment	$564,311	$18,810	$545,501
	Automotive under capital lease	214,712	8,962	205,750
	Automotive	157,279	97,008	60,271
	Computer equipment	107,043	54,155	52,888
	Machinery and equipment	101,078	46,168	54,910
	Leasehold improvements	6,873	4,137	2,736

		$1,151,296	$229,240	$922,056

5.	Obligations under capital lease:
During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

2007	$ 49,760
2008	49,760
2009	49,760
2010	42,411

Net minimum lease payments (US$172,695)	191,691
Less amount representing interest at 9.0%	(35,327)

Present value of net minimum capital lease payments	156,364
Current portion	34,625

$ 121,739

Interest of $17,242 (2005 - $3,040; 2004 - nil) relating to obligations under capital lease has been included in interest expense.

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2005 - $647,565; 2004 - nil) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2006 and 2005 are as follows:

2006	2005

Future income tax assets:
Equipment	$74,000	$78,000
Non-capital losses for tax purposes	2,679,000	2,070,000
Capital losses for tax purposes	40,000	43,000
Resource related deductions carried forward	3,300,000	3,500,000
6,093,000	5,691,000

Valuation allowance	(6,093,000)	(5,691,000)

Net future income tax assets	$-	$-

6.				Income taxes (continued):

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2006, the Company has approximately $7,200,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire in years up to, and including 2026.

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes, and resource pools of approximately $10,100,000 which are available indefinitely to reduce future income for tax purposes.

7.	Share capital:
	(a)	Authorized:
		91,000,000 common voting shares (2005 - 91,000,000; 2004 - 91,000,000)
	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2003	80,191,542	$39,423,971
		Issued for cash	1,477,050	2,250,000
		Issued for share subscriptions previously received	65,445	125,000
		Stock options exercised	730,000	346,500

		Balance, August 31, 2004	82,464,037	42,145,471
		Issued for cash	2,204,517	2,625,000
		Stock options exercised	107,500	69,325

		Balance, August 31, 2005	84,776,054	44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	$51,397,278

		The Company had no share purchase warrants outstanding as at August 31, 2006 and 2005.

7.	Share capital (continued):
	(b)	Issued common shares, warrants and share subscriptions (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings.  The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date.  Each closing was to be between $62,500 to $125,000.  As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

On January 13, 2005, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings.  The sales price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date.  As at August 31, 2006, the Company issued in total 865,828 common shares (2005 - 642,169 common shares) and received cash proceeds of $2,250,000 (2005 - $750,000) pursuant to this agreement.  As at August 31, 2006, the Company has also received $750,000 from the Chairman and CEO pursuant to this private placement subscription agreement for which shares have not been issued.  These funds are recorded as share subscriptions received at August 31, 2006 (note 10(b)).

During the year ended August 31, 2005, in addition to the monthly and quarterly private placements discussed above, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company.  During the year ended August 31, 2004, in addition to the monthly private placements discussed above, the chairman and CEO also subscribed for an additional 622,278 common shares of the Company at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

During the year ended August 31, 2006, in addition to the quarterly private placements discussed above, the Chairman and CEO completed a private placement subscription agreement for 107,124 common shares at a price of $9.335 per share, resulting in gross proceeds of $1,000,000 to the Company.  On February 23, 2006 the Chairman and CEO also completed a private placement subscription agreement for 183,440 common shares of the Company at $7.844 per share, resulting in gross proceeds of $1,438,903 to the Company.  In addition to the above, on September 30, 2005 the Chairman and CEO completed a private placement subscription agreement for 442,478 common shares of the Company at $2.147 per share, resulting in gross proceeds of $950,000 to the Company.

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period shall commence February 1, 2007.

Also during the year ended August 31, 2006, a third party purchased 215,820 common shares at $6.667 per share for gross proceeds to the Company of $1,458,872.

7.	Share capital (continued):
	(c)	Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion.  The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority.  Options must expire no later than five years from the date such options are granted.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.  Stock option activity during the three years ended August 31, 2006 was as follows:

				Number of shares	Weighted average price

		Outstanding, August 31, 2003		1,255,000	$ 0.59
		Exercised		(730,000)	0.47

		Outstanding, August 31,2004		525,000	0.76
		Exercised		(107,500)	0.64

		Outstanding, August 31, 2005		417,500	0.79
		Exercised		(292,500)	0.79
		Cancelled		(50,000)	0.79

		Outstanding, August 31, 2006		75,000	0.79

		At August 31, 2006, the following director and employee stock options were outstanding and exercisable:

		Number of common shares	Exercise price	Expiry date

		75,000	$ 0.79	May 3, 2007

	(d)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (“ESOP”) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 5 percent and 30 percent of the participants’ salaries.  All contributions fully vest immediately.  ESOP compensation expense for the year ended August 31, 2006 was $60,577 (2005 - $57,362) and is included in salaries and benefits expense.

7.	Share capital (continued):
(e) Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit Plan.  The Plan is designed to compensate employees and directors for their services to the Company.  Of the 500,000 shares available under the plan, 69,565 have been granted as of August 31, 2006.  Of the shares granted, 40,598 units are expected to vest on the first anniversary of the grant date with the remainder vesting on the third anniversary of the grant date.  Total stock-based compensation expense related to the issue of restricted stock was $134,311 (2005 - nil), with a corresponding amount credited to contributed surplus as the shares have not been issued.

8.	Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2006, $190,887 (2005 - $44,813; 2004 - $22,435) was paid or payable by the Company to certain directors or entities affiliated with the directors and a former director for consulting fees.  Directors were paid $90,687 (2005 - $92,986; 2004 - $88,470) for director fees.

Accounts and other receivables include nil (2005 - $46,000) receivable from an entity related to a director.
Accounts payable and accrued liabilities include $41,966 (2005 - $24,325) payable to certain directors and a former director for consulting and directors fees.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $15,750 for premises in 2007.

10.	Subsequent events:
(a) From September 1, 2006 to November 3, 2006, the Company entered into four new prospecting licenses. All of these represent renewals of past licenses.
(b) Subsequent to August 31, 2006, the Company issued 54,058 common shares, to the chairman and CEO of the Company in consideration for $375,000 in previously paid share subscriptions (note 7(b)).

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

	(a)	Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(f).

For US GAAP purposes, exploration and land use costs (including option payments) on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2006 and 2005, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2006 and 2005.

	(b)	Income taxes:

As described in note 2(i), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs under the different GAAPs.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
c	(c)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  The Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The Financial Accounting Standards Board Statement No. 123R, “Share-Based Payments” (“SFAS 123R”) became effective for the Company commencing September 1, 2005.  SFAS 123R replaces SFAS 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”).

As allowed by SFAS 123, the Company continued to follow the intrinsic value principles of APB Opinion 25, up to August 31, 2005, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock.  The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented up to August 31, 2005.  On September 1, 2005, the Company adopted SFAS 123R for US GAAP purposes, which requires the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award.  The accounting for employee awards under SFAS 123R is similar to the Company’s accounting policy for Canadian GAAP purposes, and, as such, a GAAP difference does not arise during the year ended August 31, 2006 and there is no cumulative effect on adoption on September 1, 2005.

SFAS 123 and SFAS 123R require the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2006, 2005 and 2004, no options to non-employees were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

c		The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 was charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation:
		The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
		(i) Assets:
			2006	2005

		Assets, under Canadian GAAP	$24,891,967	$22,257,683
		Adjustment for mineral properties and deferred exploration (note 11(a))	(13,730,251)	(12,373,892)

		Assets, under US GAAP	$11,161,716	$9,883,791

		(ii) Share capital and share subscriptions received:
			2006	2005

		Share capital and share subscriptions received, under Canadian GAAP	$52,147,278	$45,653,624
		Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
		Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
		Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

		Share capital and share subscriptions received, under US GAAP	$54,902,206	$48,408,552

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iii) Deficit:
				2006	2005

		Deficit, under Canadian GAAP		$(28,105,120)	$(23,778,398)
		Adjustment for stock-based compensation for employees (note 11(c))		(61,850)	(61,850)
		Adjustment for stock-based compensation for non-employees (note 11(c))		(393,078)	(393,078)
		Adjustment for escrow shares (note 11(c))		(2,300,000)	(2,300,000)
		Adjustment for mineral property exploration costs (note 11(a))		(13,730,251)	(12,373,892)

		Deficit, under US GAAP		$(44,590,299)	$(38,907,218)

		(iv) Loss and loss per share:
			Years ended August 31,
			2006	2005	2004

		Loss for the year, under Canadian GAAP	$(4,326,722)	$(2,931,063)	$(1,616,364)
		Adjustment for mineral property exploration costs (note 11(a))	(1,356,359)	(529,742)	(1,180,850)
		Adjustment for future income taxes (note 11(b))	-	(150,106)	17,700

		Loss for the year, under US GAAP	$(5,683,081)	$(3,610,911)	$(2,779,514)

		Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.04)	$(0.03)

		Weighted average number of shares outstanding	85,666,361	83,387,939	81,056,126

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(v) Cash flows:
			Years ended August 31,
			2006	2005	2004

		Cash used in operating activities, under Canadian GAAP	$(2,075,770)	$(1,939,133)	$(2,379,377)
		Adjustment for mineral properties and deferred exploration (note 11(a))	(2,545,075)	(1,515,911)	(1,180,850)

		Cash used in operating activities, under US GAAP	$(4,620,845)	$(3,455,044)	$(3,560,227)

		Cash used in investing activities, under Canadian GAAP	$(2,585,522)	$(1,235,933)	$(699,747)
		Adjustment for mineral properties and deferred exploration (note 11(a))	2,545,075	1,515,911	1,180,850

		Cash provided by (used in) investing activities, under US GAAP	$(40,447)	$279,978	$481,103

	(e)	Recent pronouncements:

(i)

In June 1, 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No.3, "Reporting Accounting Changes in Interim Financial Statements".  SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(ii)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainties and Income Taxes" ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement 109, "Accounting for Income Taxes" ("SFAS 109").  SFAS 109 does not prescribe the recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return.  FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the effects of adopting FIN 48.

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	Recent pronouncements (continued):

(iii)In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157").  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not yet determined the effect of adoption of SFAS 157.

Form 52-109F1 - Certification of Annual Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 28, 2006.

”James E. Sinclair”

James E. Sinclair, Chairman and CEO

Form 52-109F1 - Certification of Annual Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

2.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 28, 2006

“Regina Kuo-Lee”

Regina Kuo-Lee, Chief Financial Officer